Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN	DAVID S. NEILL
PETER C. CANELLOS	BERNARD W. NUSSBAUM
DAVID M. EINHORN	LAWRENCE B. PEDOWITZ
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	ERIC M. ROTH
RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
DOUGLAS K. MAYER	ELLIOTT V. STEIN
ROBERT B. MAZUR	WARREN R. STERN
PHILIP MINDLIN	PATRICIA A. VLAHAKIS
ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
PAMELA EHRENKRANZ	SABASTIAN V. NILES
KATHRYN GETTLES-ATWA	AMANDA N. PERSAUD
ADAM M. GOGOLAK	JEFFREY A. WATIKER

September 25, 2015

CONFIDENTIAL

VIA EDGAR, EMAIL AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:       Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Gabriel Eckstein, Staff Attorney, Division of Corporation Finance

Re:  The Match Group, Inc.

Draft Registration Statement on Form S-1

Submitted August 12, 2015

CIK No. 0001575189

Dear Ms. Jacobs and Mr. Eckstein:

On behalf of The Match Group, Inc. (“Match” or the “Company”), we are providing Match’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated September 8, 2015 (the “Comment Letter”) with respect to the above-captioned Draft Registration Statement on Form S-1 confidentially submitted by Match on August 12, 2015 (together with all amendments, the “Registration Statement”).

Concurrently with this letter, The Match Group, Inc. is confidentially submitting via the EDGAR system an amendment to the Registration Statement.  Courtesy packets containing a copy of this letter and marked copies of the Registration Statement as amended (showing changes to the Registration Statement submitted on August 12, 2015) are being emailed to the Staff and also sent via Federal Express.  In addition, we are sending via Federal Express (under separate cover) the supplemental information requested by the Staff in the Comment Letter.  Each of the pages referenced in Match’s responses below corresponds to the page numbers in those courtesy marked copies.

Set forth below in bold are comments from the Comment Letter.  Immediately below each of the Staff’s comments is Match’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the captions used in the Comment Letter. In the responses below, references to “we,” “our,” “us,” and “the Company” refer to Match and its combined subsidiaries.

Cover Page

1.                                      Please disclose the payment, including the amount, of the special dividend or repayment of indebtedness to IAC to be paid from the net proceeds of this offering.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement to disclose on the cover page of the prospectus that it intends to use a portion of the net proceeds of this offering to repay IAC/InterActiveCorp (“IAC”) for certain indebtedness and/or to pay a special cash dividend to IAC.

The Company advises the Staff that it has not yet determined the specific terms of the repayment and/or the special dividend to be made in conjunction with this offering. The Company further advises the Staff that it will revise the disclosures throughout the Registration Statement to incorporate the terms of the repayment and/or special dividend in a subsequent amendment to the Registration Statement as soon as it has the information necessary to do so.

Table of Contents

2.                                      You disclose in the penultimate paragraph on page ii that you “have not independently verified the data, which is inherently imprecise.”  Please revise to remove the implication that you are not responsible for the accuracy of the data that you elect to include in your prospectus.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Registration Statement.

Prospectus summary

Business

Who we are, page 1

3.                                      Please provide us with support for your claim of leadership in the first sentence.  In addition, provide us with support for your statement:

•                  On page 2 that your “addressable market has been expanding”;

•                  On page 2 where you quantify the growth of your addressable market;

•                  On page 3 in the fourth bullet point that strong brands are associated with “a higher level of security”; and

•                  In the first bullet point on page 4 that you and other target-demographic brands generated 11% of new registrations by cross-selling.

Response:  In response to the Staff’s comment, the Company has supplementally provided support for our claim of leadership, as well as for the above-referenced statements on pages 2-4 of the Registration Statement.

4.                                      Refer to the last paragraph on page 1.  Please disclose desktop user engagement here and on page 88 so that investors can assess the increase in user engagement as a result of your services becoming available on mobile devices.  Also, where appropriate, please disclose how you calculate user engagement.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 89 of the Registration Statement and we no longer reference “user engagement” or the percentage difference between user engagement on desktop and mobile devices.

5.                                      Regarding the industry data and other research you cite in your prospectus by AppAnnie, Research Now, and Kantor Media, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portions you rely upon and cross- reference them to the statements in the prospectus.  Also tell us whether any of the data was prepared for you or for the offering.

Response:  In response to the Staff’s comment, the Company has supplementally provided copies of the relevant sections of the reports by AppAnnie, Research Now, Kantar Media and Facebook referenced in the Registration Statement, each marked appropriately to designate the portions relied upon.  We have also provided cross-references to the relevant statements in the Registration Statement and supplemental copies of the full reports.

Reports by AppAnnie, Kantar Media and Facebook are prepared for the Company on a regular basis in the ordinary course of business and the reports cited to in the Registration Statement were prepared for the Company in the ordinary course of business.

The Company frequently engages Research Now to conduct studies and to prepare related reports regarding certain consumer trends and preferences.  The Company engaged Research Now to prepare the cited report for the Registration Statement in order to ensure that the Company had global information for its various dating products as of a recent date.

6.                                      Please balance your disclosure in the last paragraph in this section by including net income for the periods presented.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 90 of the Registration Statement.

Our competitive advantages, page 3

7.                                      Please clarify how you define “active users” in the last bullet point on page 3.  We note that for purposes of your own metrics, active users consist of users who logged in during the last 28 days.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3-4 of the Registration Statement and we no longer reference the term “active users.”

Key metrics, page 12

8.                                      We note from your disclosure on page 2 that revenues from The Princeton Review are not part of the revenues derived from users.  Please clarify footnote (2) to the table on page 12 to indicate whether the “Indirect Revenue” metric includes revenues from The Princeton Review.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 43 and 73 of the Registration Statement to indicate that the table only includes key “Dating” metrics.

Risk Factors

9.                                      Please include a risk factor relating to your guarantees of the Senior Notes and credit facility issued by IAC.  In this regard, we note that according to the disclosure on page 74, the guarantees are secured by your stock.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 75, 78 and 116, F-19 and F-52 of the Registration Statement to clarify that at the time of the offering, Match will no longer be a guarantor of IAC’s Senior Notes or credit facility.

Risks relating to our business

If the security of personal and confidential user information, page 18

10.                               Please tell us what consideration you gave to expanding your risk factor to mention specific instances that resulted in personal user and other confidential information potentially being accessed by unauthorized persons.  For example, we note the April 17, 2015 International Business Times article pointing to the recent lack of HTTPS encryption on the dating site Match.com, potentially exposing users’ passwords during login. We also note that in 2013 a security breach was detected in your Tinder application that exposed user locations to third parties.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we did not disclose details regarding the instances cited in the Staff’s comment in the related risk factor disclosure because, in both cases, these were merely third party allegations of potential vulnerabilities and, to the Company’s knowledge, no personal user or other confidential information was actually accessed by unauthorized persons as a result of the reported alleged vulnerabilities.

As is the case with any business that offers online products and services, or that relies on technology in the ordinary course operation of its business, despite our best efforts, our systems and infrastructures may have potential security vulnerabilities, which third parties routinely seek to identify and in some cases, may attempt to exploit.  To mitigate the risk of security breaches occurring generally, in the ordinary course of business, all of our other major brands routinely employ independent third party security scanning services to help us identify and resolve any potential security issues quickly and effectively.

With respect to any reported or alleged incidents or vulnerabilities, such as those referenced in the articles cited in the Staff’s comment, the Company considers the merits of any such allegation as part of its ordinary course process of identifying potential vulnerabilities and addresses them through appropriate remedial measures, as needed.  It does not, as a matter of course, publicly comment on the merits of any such allegations. The Company respectfully submits that highlighting the referenced instances, or any other similar reports, would be misleading, as any such references would be made without regard to the materiality of such vulnerabilities (both on a standalone basis and on a relative basis) or to the extensive measures we are continually taking to protect against potential breaches of security.

We may experience operational and financial risks, page 21

11.                               Please expand your risk factor to disclose the potential $124.4 million in additional cash consideration that you may be required to pay in connection with your acquisitions. We note your disclosure on page 77.

Response:  The Company notes the Staff’s comment.  The disclosure in the footnotes to the Company’s financial statements is provided to comply with applicable accounting guidance.  The Company believes that to include the maximum amount payable in its risk factor disclosure would overstate the risk and could be misleading to investors.  A substantial portion of the $168.2 million maximum liability ($81.5 million) relates to the contingent consideration arrangement entered into in connection with one acquisition, which has its final measurement period at the end of 2015.  Based on current forecasts and the fact that the relevant measurement period for that acquisition is nearly completed, the Company believes with an extremely high degree of confidence that it will not have to make any further payments with respect to this acquisition.  The Company has other contingent considerations arrangements for which it has accrued $27.2 million as of June 30, 2015.  Further, the Company does not believe that adding disclosure regarding the fair value of the potential payouts is warranted in the risk factor on the basis of materiality.

Our certificate of incorporation, page 24

12.                               Please expand your risk factor to disclose the types of “certain corporate opportunities” that you renounce as a result of the provision in your certificate of incorporation.  We note your description on page 110.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 25 and 112 of the Registration Statement.

Use of proceeds, page 34

13.                               In the second paragraph, you disclose that you will use the proceeds to repay indebtedness or pay a dividend.  Please revise to state the reason for the uncertainty in determining the use of proceeds and the implications of each alternative.  We note that footnote (2) on page 36 states that proceeds will be used to repay outstanding notes.  In addition, with regard to the debt that you may repay, disclose the interest rate and maturity.  Refer to Instruction 4 in Item 504 of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and undertakes to revise the Registration Statement to disclose how the Company will use the proceeds from the offering, including the interest rate and maturity of any debt to be repaid, when the approximate allocation of net proceeds is more definitively known.  We respectfully note that footnote (2) on page 37 states that the outstanding notes will be repaid in connection with the offering (and they will be repaid prior to the closing of the offering), not that the net proceeds from the offering will be used to repay the notes.

14.                               Please disclose any restrictions on the proceeds from this offering pending their use.

Response:  In response to the Staff’s comment, the Company notes that there are no restrictions on the proceeds pending their use by the Company.

Selected historical combined financial and other information, page 39

15.                               Your disclosure on page 44 indicates that you expect to use net proceeds of the proposed offering as repayment of indebtedness.  Please ensure that your unaudited pro forma earnings per share for the latest year and interim period give effect to the use of proceeds to reduce your debt.  We refer you to SAB Topic 3A.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that its unaudited pro forma earnings per share for the latest year and interim period information will give effect to the pro forma reduction in interest expense and the related income tax effect due to the use of proceeds to reduce our debt.  These earnings per share calculations will be completed when the Company is able to estimate the shares that will be offered.

Management’s discussion and analysis of financial condition and results of operations

Trends affecting our Dating business, page 52

16.                               You disclose strong user growth in the first paragraph, but we note that since 2009 you have completed 25 acquisitions in your dating business.  Please clarify how these acquisitions are accounted for when calculating MAU.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Registration Statement to disclose the impact of acquisitions on MAU growth in the relevant period.

Results of Operations, page 57

17.                               We note your disclosure on page F-44 that you have two operating segments, Dating and Non-dating.  Tell us what consideration you gave to expanding your discussion of results of operations for each period presented to provide an analysis by segment.  In addition, tell us what consideration you gave to providing key metrics for the Non-dating segment.  Refer to Section III.F.1 of SEC Release 33-6835.

Response:  The Company advises the Staff that it has considered including the results of the Non-dating segment in our discussion of results of operations.  For the years ended December 31, 2012, 2013 and 2014 and for the six months ended June 30, 2014 and 2015, the Non-dating segment represented approximately 0%, 2%, 6%, 2% and 10%, respectively, of total revenue.  Based on its relative significance, the Company does not view the Non-dating segment to be a material driver of the Company’s results of operations.  Therefore, the Company has not presented an analysis by segment and has not included key metrics for the Non-dating segment.  In preparing future filings, we will continue to evaluate the relative significance of the Non-

dating segment and will reassess our disclosures in light thereof.

18.                               Tell us what consideration you gave to identifying the brands and the amount of revenue each generates that represent a substantial majority of your revenue.  This analysis could also include a similar segregation of your key metrics by those brands.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that as disclosed in the Registration Statement, we manage our various brands as a portfolio.  The Company did not disclose its results on a brand-by-brand basis because: (i) it does not accurately reflect how we manage our business and measure the performance of our business, (ii) we believe that information on a brand-by-brand basis is not material to an investor’s investment decision and that such disclosure could be potentially misleading to investors and (iii) we believe that doing so would result in the disclosure of commercially sensitive confidential information that could be used to materially harm the Company’s business.

Our portfolio approach seeks to maximize results across our portfolio, as opposed to focusing on brands individually, and often requires us to deploy resources in a manner that may be favorable to one or more of our brands while potentially detrimental to one or more others.  For example, in a given period we might cut marketing spend on one brand and deploy it instead to another brand.  We would take such a measure based on a belief that it would, in aggregate, drive the best performance for the entire portfolio.  As a result, if we were to furnish results on a brand-by-brand basis, the additional level of detail that would be required in order to make such results not misleading to investors would be substantial and, we believe, both confusing to investors and de-focusing from the performance of the business as a whole.  We respectfully submit to the Staff that, based on our experience as a significant subsidiary within publicly-reporting IAC/InterActiveCorp, and our history of communications with investors in IAC, we believe that aggregating the data in a manner that reflects the way we operate the businesses — and that reflects the overall performance of the entity in which an investment has been made — affords investors the best understanding of our business performance and prospects.

Lastly, and most importantly, the Company respectfully submits that disclosure of results on a brand-by-brand basis would reveal to competitors commercially sensitive confidential information that could be used to materially harm the Company’s business.  For example, visibility into the performance of specific brands would make it possible for competitors to easily gauge which brands in our portfolio offer products and features that resonate (or not) with users, and those competitors could adjust their brand strategy and related product development, marketing and other efforts and related expenditures accordingly.  This would enable those competitors to develop directly competitive brands (as well as products and features) at a lower overall costs and with far less risk—in other words, to create cheap “knock offs” of our brands, products and features—which could materially harm the Company’s business.  In just the last few months, during the course of acquisition discussions with a potential target, management of the target readily admitted to management of the Company that they eagerly awaited IAC quarterly earnings calls, and had based entire strategies off the few remarks we have made about which brands were gaining traction and which were not, and which strategies or features we were pursuing that were meeting with success, and which were not.  We respectfully submit that these competitive concerns outweigh any potential benefit to investors.

In preparing future filings, we will continue to evaluate whether the disclosure of results and metrics on a brand-by-brand basis is material to an investor’s investment decision and will reassess our disclosure in light of our findings.

19.                               It appears that an analysis and discussion of revenue and other metrics on a geographic basis would be meaningful to investors.  Tell us what consideration you gave to providing this information within your results of operation discussion.

Response:  The Company advises the Staff that it considered revenue and other metrics on a geographic basis and provided a summary of revenue and related metrics on a geographic basis in tabular form on pages 59, 64 and 69. The Company has also included a description of the changes in revenue and related metrics on a geographic basis in its explanation of the material changes in revenue on pages 59 and 60, 64 and 65 and 69 and 70 for the six months ended June 30, 2014 and 2015, the years ended December 31, 2014 and 2013 and the years ended December 31, 2012 and 2013, respectively.

20.                               Please ensure that you quantify and discuss the causes for each of the material changes in each of your line items.  For example, on page 59, you state that cost of revenue increased primarily by the acquisition of The Princeton Review, as well as year-over-year increases of in-app purchase fees and higher hosting fees driven by growth in users and product features.  In another example on page 64, you indicate that selling and marketing expense increased as a result of the acquisition of FriendScout24, the acquisition of The Princeton Review and increases in advertising spend at Dating.  Similarly, your disclosures should indicate how these acquisitions impacted the respective line items.  Refer to Section III.D of SEC Release No. 33-6835.

Response:  The Company advises the Staff that it has reviewed its disclosures and added quantification of the material changes in each of the line items.

Results of operations for the three months ended March 31, 2014 and 2015 Revenue, page 58

21.                               Please tell us your consideration of discussing your changes in indirect revenue.

Response:  The Company advises the Staff that, for the years ended December 31, 2012, 2013 and 2014 and for the six months ended June 30, 2014 and 2015, indirect revenue represented approximately 3%, 4%, 4%, 4% and 4%, respectively, of total revenue.  Accordingly, we believe that indirect revenue or the change in indirect revenue from period to period is not material.  In preparing future filings, we will continue to evaluate the relative significance of indirect revenue and will reassess our disclosures in light thereof.

22.                               In the second and third paragraphs under the table on page 58, you attribute the increase in revenue to changes in Average PMC and ARPPU.  Please quantify the extent to which each of these metrics contributed to growth in revenues.  Provide similar disclosure in the results of operations discussion for the years ended 2012, 2013, and 2014.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment, but respectfully submits that an attempt to attribute specific levels of growth in revenue to changes in either Average PMC or ARPPU, in isolation, would be misleading to investors, as Average PMC and ARPPU are inextricably linked.  The Company respectfully advises the Staff that it has been its experience that any changes in the rates or amounts charged to members (reflected in ARPPU) typically have an inverse effect on PMC during that same period.  In order to optimize the Company’s business — both for financial performance and user experience — the Company is constantly calibrating between pricing across its portfolio based on the impact of any such change on the number of paying users.  As such, the Company respectfully submits that to attribute certain levels of revenue growth to either of these factors, in isolation, would be misleading to investors and inconsistent with how the business is managed.

Cost of revenue, page 59

23.                               We note you break out your revenue among several categories.  Please tell us your consideration of breaking out cost of revenue in a similar manner.

Response:  The Company advises the Staff that it has assessed the significance of the factors contributing to the changes in cost of revenue and disclosed those factors that the Company believes are material.  In making this judgment, the Company considered the relative significance of indirect revenue and Non-dating revenue as described above in Responses 17 and 21.  In preparing future filings, we will continue to evaluate the factors contributing to changes in revenue and cost of revenue and will reassess our disclosures in light thereof.

Liquidity and capital resources, page 73

24.                               We note that you have substantial amounts of long-term debt.  Please expand your liquidity and capital resources section to include a discussion of this debt and consider including a discussion of the related covenants and actual ratios as of December 31, 2014.  Refer to Section III.C of SEC Release 33-6835.

Response:  The Company respectfully advises the Staff that there are no covenants with respect to its related party long-term debt and, as described on pages 37, 74 and 78 of the Registration Statement, all related party long-term debt will be repaid prior to the closing of this offering.

In response to the Staff’s comment and to clarify the disclosure with respect to its current related party long-term debt, the Company has revised the disclosure on pages 37, 74 and 78 of the Registration Statement.

Quantitative and qualitative disclosures about market risk

Foreign currency exchange risk, page 79

25.                               You do not appear to provide the disclosure with regard to the three disclosure alternatives set forth in Item 305(a)(1) of Regulation S-K.  Please advise or revise.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 80-81 of the Registration Statement.

Our competitive advantages, page 90

26.                               In the first bullet point on page 91 and also on 4, you state that you are increasing cross- selling from one brand to another.  Where appropriate, please explain how you cross-sell among your brands and how this results in lower acquisition costs.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 92 of the Registration Statement.

Our business, page 88

27.                               You mention seasonality on pages 53 and 73.  Where appropriate, please disclose the extent to which your business is seasonal.  Refer to Item 101(c)(1)(v) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement.

Our portfolio

28.                               Please disclose the key aspects of each of your brands, including pricing, subscription alternatives, and similar features.

Response:  In response to the Staff’s comment, the Company has revised the disclosure page 95 of the Registration Statement.

Match, page 93

29.                               You state that Match has a high percentage of paying users.  You also state on page 52 that new users through mobile channels have increased.  Please tell us what consideration you gave to disclosing the number of MAUs and paying users for each of your significant brands, such as Match, Meetic, OKCupid, and Tinder.  Also consider disclosing, as applicable, the percentage of new users coming through mobile channels.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the reasons described above in Response 18, we did not disclose the number of MAUs and paying users on a brand-by-brand basis.  In preparing future filings, we will continue to evaluate whether the disclosure of MAUs on a brand-by-brand basis is material to an investor’s investment decision and will reassess our disclosure in light of our findings.

In response to the Staff’s comment regarding mobile channels, the Company has revised the disclosure on pages 1-2 and 89 of the Registration Statement to disclosure the percentage of new users coming through mobile channels.

Technology, page 94

30.                               We note your product development expense on your statement of operations.  Please disclose the material amounts spent on research and development in the past three years. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement to include material amounts spent on research and development in the past three years.

Intellectual Property, page 96

31.                               According to the disclosure on page 19 of the latest Form 10-K by IAC/InterActiveCorp, The Match Group relies on patents with expiration dates from 2025 to 2034.  Please disclose the duration of your patents.  Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Registration Statement.

Executive Compensation

Summary compensation table, page 101

32.                               Regarding the bonus compensation in your table, please disclose the material terms of the awards, including a general description of the formula or criteria used in determining the amounts paid.  Refer to Item 402(o)(5) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 103 of the Registration Statement.

Principal stockholders, page 104

33.                               Refer to the last sentence of the paragraph immediately following the bullet points on page 104.  We can find no other disclosure related to a directed share program in your document.  Please advise.

Response:  In response to the Staff’s comment, the Company has deleted the disclosure on page 106 of the Registration Statement related to a directed share program.  Should the Company subsequently elect to implement a directed share program in connection with the offering, it will provide appropriate disclosure in a subsequent filing.

Description of capital stock, page 105

34.                               We note that in the introductory paragraph you qualify your disclosure in its entirety by reference to federal and state laws and regulations, as well as the DGCL.  Please remove any qualifications that refer to information outside the prospectus.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Registration Statement to remove the reference to federal and state laws and regulations, as well as references to the DGCL.

Capital stock

Common stock and Class B common stock, page 105

35.                               You state that the rights of the common stock and Class B common stock are generally identical, except for voting and conversion.  You do not appear to disclose any other differences in rights.  Please revise to remove the qualification that the shares are generally identical here and elsewhere in your document or explain other instances in which the rights differ.

Response:  The Company respectfully advises the Staff that the other difference between the rights of classes of its capital stock relates to dividend payments made in the form of stock or other securities.  The Company has revised the disclosure on pages 107-108 of the Registration Statement to provide more fulsome disclosure of the distinctions among its classes of capital stock.

Unaudited combined interim financial statements

Notes to combined financial statements

Note 8 — Subsequent events, page F-18

36.                               Expand your disclosure to disclose the date through which subsequent events have been evaluated and the nature of this date.  Refer to FASB ASC 855-10-50-1.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages F-19 and F-56 of the Registration Statement to include the date through which subsequent events have been evaluated and the nature of this date.

Audited combined financial statements

Combined balance sheet, page F-20

37.                               From a pro forma basis, for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding, as well as the number of shares authorized.  Refer to paragraph 29 of Rule 5-02 of Regulation S-X.  Similar concerns apply to your combined balance sheet on page F-2.

Response:  The Company advises the Staff that it will present on the face of the balance sheet, on a pro forma basis, the number of shares issued and outstanding as well as the number of shares authorized for each class of shares.  The combined balance sheets on pages F-2 and F-21 of the Registration Statement include an additional column and additional rows as placeholders to provide this disclosure.  They will be updated when the Company is able to estimate the shares that will be offered.

Combined statement of operations, page F-21

38.                               Please provide basic and diluted earnings per share amounts on a pro forma basis on the face of your statement of operations for each period presented.  Similar concerns apply to your statement of operations on page F-3.  Refer to FASB ASC 260-10-45.  In addition, pro forma amounts should be provided to reflect the impact of the registration statement.

Response:  The Company advises the Staff that it will present on the face of the combined statements of operations on pages F-3 and F-22 of the Registration Statement, basic and diluted earnings per share on a pro forma basis, for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively.  The combined statements of operations include additional rows to provide this disclosure.  They will be updated when the Company is able to estimate the shares that will be offered.

Combined statement of shareholder equity, page F-23

39.                               Expand your table to show the changes in the number of shares equity securities on a pro forma basis.  Similar concerns apply to your statement of shareholder equity on page F-5.  Refer to FASB ASC 505-10-50-2.

Response:  The Company advises the Staff that it will present the pro forma disclosures on the statements of shareholder equity on pages F-5 and F-24 of the Registration Statement.  The combined statements of shareholder equity include additional rows and columns to provide this disclosure.  They will be updated when the Company is able to estimate the number of shares that will be offered.

40.                               Provide footnote disclosure to discuss the pertinent rights and privileges of your common stock, Class B common stock, and redeemable noncontrolling interests on a pro forma basis.  Refer to FASB ASC 505-10-50-3.

Response:  In response to the Staff’s comment, the Company has provided footnote disclosure to discuss the pertinent rights and privileges of our common stock, Class B common stock and Class C common stock in new Note 18 to the combined financial statements beginning on page F-56.  Note 2 to the combined financial statements, beginning on page F-27, includes a discussion of redeemable noncontrolling interests.  There will be no changes to these interests as a result of the offering, and therefore no pro forma disclosure is provided.

Notes to combined financial statements, page F-25

41.                               Please provide a footnote that includes a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations on a pro forma basis.  Refer to FASB ASC 260-10-50.

Response:  The Company advises the Staff that it has revised the disclosure in the Registration Statement to include Notes that include placeholders for the reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations on a pro forma basis for both the six months ended June 30, 2015 and the year ended December 31, 2014 (new Notes 5 and 17 to the combined interim and annual financial statements, respectively).  They will be updated when the Company is able to estimate the shares that will be offered.

42.                               We note your disclosure beginning on page 114 related to your pre-offering relationship and post-offering relationship with IAC.  Please provide a similar disclosure in your footnotes.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages F-50 and F-52 of the Registration Statement.

In addition, the Company has made conforming disclosures to Note 8 — Related party transactions to the interim June 30, 2015 combined financial statements on pages F-17 through F-19 of the Registration Statement.

43.                               We note your disclosure on page 95 that you purchased Tutor.com and then The Princeton Review in 2012 and 2014, respectively.  We further note your disclosure beginning on page 94 that since January 2009, you have invested in approximately $739.0 million to acquire 25 new brands.  It does not appear that you provide any acquisition-related disclosures in your footnotes.  Please tell us your consideration of providing acquisition-related disclosures for your recent significant acquisitions.  Refer to FASB ASC 805-10-50.

Response:  The Company advises the Staff that it completed acquisitions during the years ended December 31, 2012, 2013 and 2014 and the six months ended June 30, 2015 totaling $52.8 million, $69.0 million, $128.7 million and $70.1 million, respectively.  We considered the disclosure requirements of FASB ASC 805-10-50 for the acquisitions completed in each of these periods and concluded that these acquisitions are not individually material or material in the aggregate because, when considered in aggregate by period, the pre-tax gross income or losses did not exceed 10% of our combined pre-tax income and the purchase price of the acquisitions did not exceed 10% of our combined total assets, in each case with respect to the applicable period or balance sheet date.

Note 2 — Summary of significant accounting policies

Revenue recognition, page F-26

44.                               Your disclosure on page 16 indicates that you determine the price at which your mobile applications and in-app products are sold in the Apple App Store and the Google Play Store, and you share (currently 30%) of the revenue you receive from these transactions.  Please clarify the applications and/or in-app products that you generate revenue.  In this regard, it appears that several of your applications, including Match, OkCupid, Tinder, FriendScout24, and OurTime are free to download from the Apple App Store.  Please expand your revenue recognition policy as necessary.  For example, please explain how you determined that an á la carte purchase by a non-paying member has stand-alone value to the user.  That is, please indicate why such purchases represent a separate unit of accounting from the free online access to your brands.  We refer you to ASC 605-25-25-5.  Further, please consider such accounting implications for these purchases by paying members.

Response:  The Company advises the Staff that our mobile applications are free to download from the Apple App Store and Google Play Store.  There is also no charge to become a registered user of any our brands.  We earn revenue by registered users becoming paying members and/or purchasing á la carte features (the most common of which enhances the placement of a registered user’s or paid member’s profile in the search results of other registered users and paid members).

The Company does not view these arrangements as a single contract with multiple deliverables.  The Company considers each of these arrangements to be separate contracts and accounts for each accordingly: no revenue is recorded for the download or at the time a user becomes a registered user; the membership fee is initially deferred and recognized as revenue over the membership term, generally, one, three, six or twelve months; and the revenue for á la carte features is recognized as they are used.  An á la carte feature purchased by a non-paying member has stand-alone value to the registered user because it is purchased on a stand-alone basis and provides benefits that are not otherwise provided to registered users.  If the Company were to consider these arrangements to be multiple deliverables under the same contract, the units of account under 605-25-30-5 would be the paid membership and the á la carte feature.  The timing and amount of revenue recognized would be the same as the Company currently uses.  In making this determination, the Company considered ASC 605-25-30-5, which states, in relevant part:

The amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount). That is, the amount allocable to the delivered unit or units of accounting is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 605-25-30-4, or the noncontingent amount.

The Company has assessed its revenue recognition disclosures in light of the Staff’s comment and believes that its existing disclosure is adequate.

Goodwill and indefinite-lived intangible assets, page F-28

45.                               Your disclosure indicates that you have the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value.  Expand your disclosures to clarify what level of assessment you performed your goodwill assessment at October 1, 2014.  Refer to FASB ASC 350-20-35.

Response:  In response to the Staff’s comment, the Company has expanded its disclosures to clarify the level of goodwill assessment performed at October 1, 2014.

Note 3 — Income taxes, page F-31

46.                               We note your disclosure on page 74 regarding the amount of cash and cash equivalents currently held by your foreign subsidiaries and that it is your intent to indefinitely reinvest these funds outside of the U.S.  Please expand your footnote disclosure to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned to date that you consider to be indefinitely reinvested.  Refer to FASB ASC 740-30-50.

Response:  The Company respectfully advises the Staff that it believes the disclosures required by FASB ASC 740-30-50-c. and -d. are provided on page F-35 of the Registration Statement in the first paragraph under the table presenting the effective rate reconciliation.

Note 13 — Related Party transactions, page F-49

47.                               We note that you are a guarantor of IAC Senior Notes and revolving credit facility.  Please tell us how you considered the guidance in ASC 405-40 in accounting for these guarantees.

Response:  The Company advises the Staff that it considered the guidance in ASC 405-40 and determined that no amount should be recorded in its combined financial statements pursuant to its (including its applicable domestic subsidiaries) co-obligor status as guarantor of IAC’s Senior Notes and revolving credit facility.  The Company has not agreed to pay a specific amount through an arrangement with its co-obligors pursuant to its guarantee of IAC’s Senior Notes and revolving credit facility and, therefore, concluded that no amount should be recorded under the guidance in ASC 405-40-30-1-a.  In addition, the Company does not expect to pay any amount as a result of its guarantee of IAC’s Senior Notes and revolving credit facility and, therefore, concluded that no amount should be recorded under the guidance in ASC 405-40-30-1-b.

In response to the Staff’s comment and in order to enhance its related disclosures, the Company has revised the disclosure on page F-52 of the Registration Statement.

Exhibit index

Exhibit 2.1

48.                               Please identify the omitted schedule(s), along with the agreement required by Item 601(b)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has attached Exhibit 2.2 “List of Exhibits and Schedules omitted from the Stock Purchase Agreement” to the Registration Statement.

General

49.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the offering. To the extent that we present any such written communications, to potential investors on or after the date of this letter, we will supplementally provide the Staff with copies of all such written communications.

50.                               We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:  The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments. The Company will provide the price range in a subsequent amendment to the Registration Statement when available.

51.                               Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:  In response to the Staff’s comment, the Company has supplementally provided certain images, logos, graphics, artwork and graphs that is intends to use in the prospectus which forms a part of the Registration Statement.

* * * * *

Please feel free to contact Ante Vucic (212-403-1370 or AVucic@WLRK.com) or Andrew J Nussbaum (212-403-1269 or AJNussbaum@WLRK.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/ Ante Vucic
Ante Vucic

cc:           Gregg J. Winiarski, Executive Vice President and General Counsel, IAC/InterActiveCorp